Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS

OF

ALNYLAM PHARMACEUTICALS, INC.

Article I, Section 1.9 of the Amended and Restated Bylaws of Alnylam Pharmaceuticals, Inc. is hereby deleted in its entirety and replaced with the following:

“1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock present or represented and voting on such matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented and voting on such matter), except when a different vote is required by law, applicable rule, regulation or listing agreement, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of votes cast at any meeting of stockholders at which there is a contested election of directors. An election shall be considered contested if as of the record date of any meeting of stockholders there are more nominees for election than positions on the Board of Directors to be filled by election at that meeting.”

A new Section 5.9 is hereby added to Article V of the Amended and Restated Bylaws of Alnylam Pharmaceuticals, Inc. as follows:

“5.9 Exclusive Jurisdiction of Delaware Courts. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring (i) any derivative action or proceeding on behalf of the corporation, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the corporation to the corporation or the corporation’s stockholders (including beneficial owners of stock), (iii) any action asserting a claim against the corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the corporation governed by the internal affairs doctrine.”

Adopted on December 18, 2015